April 22, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, NE Washington, D.C. 20549

Attn:	Karina Dorin Laura Nicholson

Re:	ION Acquisition Corp 3 Ltd.

Amendment No. 1 to Registration Statement on Form S-1
Filed April 20, 2021

File No. 333-255072

Ladies and Gentlemen:

On behalf of our client, ION Acquisition Corp 3 Ltd. (the “Company”), we are writing to submit the Company’s responses to the oral comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) received telephonically on April 21, 2021 with respect to the above-referenced Amendment No. 1 to the registration statement on Form S-1 filed on April 20, 2021 (“Amendment No. 1”).

Concurrent with the submission of this letter, we are publicly filing Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) in response to the Staff’s comments.

For ease of reference, the Staff’s comment is printed below in bold and followed by the Company’s response.

Amendment No. 1 to the Registration Statement on Form S-1 filed April 20, 2021

Exhibit 23.1

1.	“Please obtain and file a revised consent from the independent auditor that refers to the correct Audit Report date of April 20th, 2021.”

Response: The Company respectfully advises the Staff that the Company has obtained and filed, as Exhibit 23.1 to Amendment No. 2, a revised consent from the independent auditor that refers to the correct Audit Report date of April 20, 2021.

If you have any questions related to this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Gilad Shany, Co-Chief Executive Officer of ION Acquisition Corp 3 Ltd.